Contact

www.linkedin.com/in/ewa-budnik-596045215 (LinkedIn)

Ewa Budnik

Business Associate at SYSTEM 3E
San Diego, California, United States

Summary

I am thrilled to be a part of this world changing technology. It started with a simple drawing, and a handful of perlite. Today, we have a fully automated factory, world wide patents, and healthy homes with happy occupants.

Experience

SYSTEM 3E
Business Associate
January 2014 - Present (8 years 10 months)